Exhibit 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com

News Release

Media Contact:	Investor Contact:
Fred Hawrysh	Frank J. Golden
Global Director, External Communications	Senior Vice President, Investor Relations
(203) 539-8314	(203) 539-8470
fred.hawrysh@thomson.com	frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Thomson Announces New Stock Ticker Symbols for Thomson Reuters

Changes Effective on April 17 Following Expected Closing of Reuters Acquisition

STAMFORD, CONN., April 8, 2008 – The Thomson Corporation (NYSE: TOC; TSX: TOC), a leading provider of information solutions to business and professional customers worldwide, today announced new stock ticker symbols for Thomson Reuters that will be effective at the opening of trading on April 17, following the expected close of  Thomson’s acquisition of Reuters Group PLC earlier that morning.

Thomson Reuters will have two parent companies, both of which will be publicly listed – The Thomson Corporation, an Ontario company, will be renamed Thomson Reuters Corporation, and Thomson Reuters PLC will be a new UK company in which existing Reuters shareholders will receive shares as part of their consideration in the transaction.

On April 17, Thomson Reuters Corporation common shares will begin trading on the New York Stock Exchange (NYSE) and Toronto Stock Exchange (TSX) under the ticker symbol “TRI”. Thomson common shares will continue to trade under the symbol “TOC” through April 16. The symbol for Thomson’s Series II preference shares that are listed on the TSX will change to “TRI.PR.B” from “TOC.PR.B”.

Also on April 17, Thomson Reuters PLC ordinary shares will begin trading on the London Stock Exchange (LSE) under the symbol “TRIL” and Thomson Reuters PLC ADSs will begin trading on the Nasdaq Global Select Market under the symbol “TRIN”. Reuters Group PLC ordinary shares and ADSs will continue to trade on the LSE and Nasdaq under the symbols “RTR” and “RTRSY”, respectively, through April 16.

Effective April 17, the CUSIP and ISIN numbers for Thomson Reuters Corporation and Thomson Reuters PLC shares will be as follows:

Thomson Reuters Shares	CUSIP Number	ISIN Number

Thomson Reuters Corporation Common Shares	884903 10 5	CA8849031056
Thomson Reuters Corporation Series II Preference Shares	884903 30 3	CA8849033037
Thomson Reuters PLC Ordinary Shares	G8847Z 10 5	GB00B29MWZ99
Thomson Reuters PLC American Depositary Shares (ADSs)	885141 10 1	US8851411012

The Thomson Corporation

The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers.  With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare.  The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of Thomson or of Reuters, all ‘dealings’ in any ‘relevant securities’ of that company (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the acquisition of Reuters becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This news release includes forward-looking statements that are based on certain assumptions and reflect the Corporation’s current expectations. Forward-looking statements include the Corporation’s belief that the Reuters acquisition will close on April 17, 2008. The closing of the transaction is subject to approval by a court in the United Kingdom. Forward-looking statements in this news release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include the failure of the court to approve the proposed transaction. Some of the other factors that could cause actual results or events to differ materially from current expectations are discussed in the

Corporation’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation’s management information circular dated February 29, 2008 for the special meeting of shareholders held on March 26, 2008, and its latest annual information form, which is also contained in its most recently filed annual report on Form 40-F. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law, rule or regulation.

This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Documents relating to the proposed transaction have been furnished by Thomson and Reuters to the SEC. Shareholders are urged to read such documents regarding the proposed transaction because they contain important information. Shareholders may obtain free copies of Thomson’s and Reuters’ respective circulars, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com (in the case of Thomson) and from Thomson and Reuters. These documents are also available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at 1-800-732-0330.

###